

DIVISION OF CORPORATION FINANCE

Mail Stop 3720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 17, 2009

Mr. Bernard Chan, Director, CEO, President and Treasurer
Asia Document Transition, Inc.
15D, Eton Building
288 Des Voeux Road
Central, Hong Kong

      RE: **Asia Document Transition, Inc.**
                     Form 8-K filed on August 3, 2009
                     File no. 33-139946

Dear Mr. Chan:

      We have completed our review of the above filing and do not, at this time, have any further comments.

               Sincerely,

               Terry French
               Accountant Branch Chief